Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a transcript of an employee townhall held on February 14 at 5 p.m. MT / 7 p.m. ET.

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Announcer:

Ladies and gentlemen, Doug Parker.

Doug Parker:

What have you guys been doing today? Okay, thank you for the welcome. That’s extremely kind and I appreciate it very much. And anyway, don’t do it again because I’m too tired and you’re going to make me cry, and that would be really bad. Anyway, thanks y’all. Frankly, I’m – what? That’s how I talk now. Yeah. Happens like that. Did I really say y’all? I did not. Hm. Okay, that was – I don’t know what that was. All right.

Okay, well, anyway – thank you all, not y’all. Thank all of you for being here. I do appreciate it. I know it’s late. But you guys stuck around to listen to what I had to say, and all I really want to come say is first, sorry I couldn’t be here to tell you myself this morning. The best place to announce this was in Dallas with our new partners at American, so that’s where I had to be, but I wanted to be here and I’m happy to be here now. Bear with me for a second because I’m not exactly sure what we have planned. Do we have slides or anything we can go through? Thank God. No, I’m not tired at all. Look, really, I’m not tired at all. I got a little nap on the airplane, I’m fine. I’ve been through a lot of slides. So anyway, and what I’d rather do is talk about where y’all – whatever you all would like to talk about. Whatever each of you would like to talk about.

This is a culmination of a lot of hard work by all of you. We’re only able to do this because of the work that all of you have done to produce the kind of results we’re producing at this airline today. The last time I was in here talking to a large group was going over the full year results for 2012, in which I told you about record earnings and record operating performance, record revenue, record load factor, record everything. That played an enormous role in us being able to be here, and be in a position of strength to go talk to an airline like American about being a merger partner with them. So I know we’ve talked about this for a long time, talked about how this is where we wanted to be, this is what we thought would be best for us. I believe all that is true, and I’m – I’ll tell you what I said to our Board last night, what I said today is what makes me happiest about all this – I know we’re doing our jobs and (inaudible) shareholders and things like that, but what makes me happiest is what we’re doing for the people of US Airways who deserve to work for an airline where they can be paid the same way Delta/United employees are paid, because you guys deserve that. And our employees deserve that. So at any rate, I’m happy we’re going to be able to do that, we’re going to have a route network where I’m never going to have to explain to people again, oh, gee, we can’t pay what other airlines pay, because we don’t produce the same amount of revenues. And we’ve only got do what you’re doing, but you did, which makes it particularly – anyway, thank you all very, very much.

[Inaudible dialogue]

Robert Isom:

I met with all my Rio team today and they had lots of fairly deep analytical questions. I answered all those, but my favorite question was, what will Halloween look like next year?

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Doug Parker:

[inaudible] …the third quarter this year, so Halloween is after that. So I don’t know, I’m hoping that we’re running around looking foolish with some people from Dallas, who are going to find that – who are going to find that a bit of a culture shock. But look, I mean they’ll jump right in, I think. Look, I have spent the day with a lot of people at American and it was [static] people, so [inaudible]…and care about working for an airline, and running airlines and taking care of customers and flying safe airlines. They do all that just like you do and do it professionally and I think you guys are going to love working with them. So I don’t know, we’ll see what Halloween’s like, but a good question John. What I know is it will be my birthday.

John McDonald:

Doug, lots of questions about that tail and that design right behind you.

Doug Parker:

That is the American Airlines livery and that’s the US Airways livery. I got a lot of questions on this today and I don’t have a great answer, mainly because this is the kind of – kind of a detail we just don’t have answers to yet. I’m not suggesting by any means that we won’t be able to [inaudible]. I just don’t know. I think that’s the kind of thing you want to go spend some time on, talk about what’s the right branding for the combined airline. I haven’t seen the work they’ve done to come up with the branding they have, but I know they spent a lot of time on it and they’re proud of it, so I don’t want to prejudge one way or another. I just want to – that’s a detail that still needs to be worked out and one that we’ll work out together.

Let me, while you guys are thinking of questions, let me just – I probably should talk a little bit about timing because I know it’s important just to figure out how this is all going to come together. What we did today was make an announcement about our intention to merge. Not just an intention, we’ve signed a merger agreement with American Airlines, very big deal, but it’s not closed. Signing a merger agreement means we – the two of us decided we do want to merge, the terms on which we want to merge, but it doesn’t mean we can. We have – American has some – has to get through some additional bankruptcy issues, although that’s probably not the long pole in the tent as they say. We need to get our shareholder approval and that’s also not what’s going to be the pace and then the biggest piece is getting the US government to approve it, the Department of Justice has to approve mergers. So we’ve already begun that process. We made what’s called a Hart-Scott-Rodino filing with American on January 31st, so the Department of Justice is already looking at it. Based on prior mergers like United and Delta, I think it’s fair to assume that it’s going to take five to six months for them to conclude their work. We’re highly confident that when they do conclude that work, they will conclude that this is – this merger should go forward, that it’s good for consumers, because they are two highly complementary route networks. We can’t do anything until they tell us that. So that will take five to six months, at which point then we will have – we will close the transaction and we will be a merged entity, a merged corporate entity, but we won’t be even close to a merged airline, as all you know what it takes to integrate two airlines.

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

In the period between now and then, we’re still two separate companies and two separate legal entities, two competitors. So we will continue to run US Airways like US Airways. We can plan, we can work on planning activities with our colleagues at American, as to assuming the transaction does go forward, here’s the steps we want to put in place at the new airline. But we can’t put those – we can’t put those steps in place. We can’t actually do any execution of anything that’s coordinated. So that’s what we’ll do. We’ll spend the next, let’s say, six months that it takes to get the Department of Justice approval, working with American. We start planning what this, we’ll call a transition phase before we close. Working through that transition to plan in everything we can so that we do hit the ground running the day we close and getting integrated as quickly as we possibly can. So that’s how that will work.

Now again, for those of you who have been through this at least once, like most of us, having closed an airline merger, by no means does it mean you have an integrated airline. We have, depending on what work group you’re in, there is a lot of work to do to get to integration, not the least which all of you who work in the areas where the FAA certifies for, that takes at least 18 months, or generally 18 months from the time we close a transaction, which again will be 6 months from now, until we actually get to one FAA certificate. So pilots, flight attendants, mechanics – those work groups can’t be consolidated until we have gotten through one single operating certificate. So that should be, I think, again – where’s Robert? Robert left me. I’m pretty sure the 18-month number’s right. We’ll go with it for now. So 6 months to close, 18 months to one operating certificate. It’s two years from today until we get to one operating certificate. So there’s a lot of time for us to sort out and for all of us to figure out what that means. Now again, those of us who aren’t covered by operating certificates, we can integrate sooner than that and we’ll try to do so.

What we do know in terms of what we plan to do in this transition period is work together with the American team to try between now and the time we close to announce the senior management team. That would be – I don’t know exactly how many, but at most, the officers of the combined companies. So Tom and I have come to an agreement of how we’ll try and do that, but that’s going to take a lot of work, getting to know a lot of people. This is – that part of this I’m looking forward to, because I know how great our team is, the people I know on the American side seem really good. I know a number of them who I know are good, so we will work to endeavor to find the people that are most excited about doing this and who are the most capable while doing it and making sure that we get the best team we possibly can. And I know it’s going to be a great team because we have an abundance of riches in that regard. So we’ll work to do that between now and the time we close so that we have a management team in place then. And then go through the rest of the process after that, again, after they unfold. But this is going to be quite some time.

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

I recognize that uncertainty isn’t the best thing. We’re going to work really hard to make sure we reduce uncertainty as best we can. We’ll tell you what we know as we know it and I’ve now told you everything I know. The only member of the US Airways management team right now who knows they will be a member of the American Airlines management team is me. They laughed when I said that at Dallas too. That’s not meant to be a joke, I actually wish there were a lot more that had certainty. And my point of this is, I’m just letting you know it’s easy for me to stand up here and say oh, don’t worry about it because I happen to know. I recognize that problem, but all I’m telling you is please just bear with me. We’ll let you know as soon as we know. I understand the uncertainty is not good, but what I also know is this transaction is great for US Airways and it’s great for our people and it’s great for our customers. And we will work through to make sure that as we integrate the teams, that to the extent for some pockets of people it doesn’t end up being exactly what they had planned, that those people have opportunities granted to them that are fair and that take care of them. So that I commit to you. This is – no one should be worse off by this. There are, again, going to be situations where we just have – where you may have to move, you don’t want to, things like that – but we’ll work through those issues with people on an individual basis and we’ll try to minimize those and make sure that we do this well. But I really do want to keep focusing now on that, point one, It’s a long way away and we have a lot of time to work through that. And point two, focusing on while that issue is a long way away, it’s also losing sight of what a great thing this is for the company, which I know you all know.

I keep getting this question, [inaudible]. Gee, what’s your management team think about this? And what I said is, our management team knows what their job is, which is to go take care of the people in US Airways, and they’ve done that and they’re proud of it. And so they certainly want to know what this means for them, but they also know that this company is going to be fair to them because we always have been and we’ll work through it with them and make sure that they have all the information they need to make the right decision and that we take care of them as we go through the decisions. So that’s the commitment, it’s all I got right now. We’ll tell you more as I know more and I wish I could give you more certainty. That’s where we are. What else?

John McDonald:

Doug, questions about the hubs and facilities and reservation centers and what’s – how does this all fit together and what things may stay and what things may go?

Doug Parker:

Yeah, thanks John. One of the things I – anyway, and forgive me. I’ve been saying this so many times I can’t remember what I said in what room. But what I think I’ve already said is that this is two complementary airlines, put together two complementary networks. So what that means is, we need – well, first off, what that means is we have 900 routes between the two of us, only 12 of which we have overlap on. Most of those are routes like Phoenix to Dallas, that were hub-to-hub stuff. So these really are two complementary route networks that we will put together and we’ll need all the airplanes, all the people that move those airplanes around, all the people that take reservations for people that want to fly on those airplanes. This is not a transaction where we’re going to put the two companies together and need – and have a smaller airline. Indeed,

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

we’re going to put it together, have the same airlines the two are today and have a better platform for growth than either of us do independently. So that’s the concept and what that means for the vast majority of our people is that we’re going to need everyone. Now as it relates to individual facilities, I don’t know the answer to that, of course, but again, that will be quite a ways off as we work through those issues. Certainly any of the ones that, again, are for certificated work. But again, what I can tell you is, any merger like that and knowing what I know about what American has and what we have, we’re going to need, certainly, things like maintenance spaces and training centers and those types of issues. I can’t imagine how we consolidate. We’re fully up and ramped up with what we have, I know they’re fully up and ramped up with what they have and we still are going to need all that. Because you’re going to need more training and stuff as we go through this. So it varies by facility. We’re not going to try and go through them all right now. And indeed if we did, we could find out I don’t know the answer for a lot of them. But that will come as we know more and that’s even further down the line. Hi.

Questioner:

Hello. My question, I’m not sure if you have an answer for it or not, it is…

Doug Parker:

Nor am I.

Questioner:

Sorry, but let me ask the question and let’s see. So in one of the announcements for the employee travel benefits it said that we will get joint benefits soon. I was just wondering if that was before closing or after closing?

Doug Parker:

We’re going to try to – you’re right, I don’t know the answer to it, but someone in this room will. Well, I know a partial answer, which is we’re going to work to do whatever we can as two competing airlines to make sure that we have the best benefits we can. And Elise Eberwein is going to tell you how we’re going to do that.

Elise Eberwein:

Right now we’re working with American on a reduced ZED fare program. We were hoping to have it in place today when we announced the merger, but we’re working to get it in place over the next several weeks. And then from there we’ll keep springboarding to reciprocal travel at full by the time we close. So it’s exciting. The network is huge and there’s going to be a ton of places for people to go.

Doug Parker:

What does ZED stand for?

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Elise Eberwein:

Zulu, Echo, Delta.

Doug:

What?

Elise Eberwein:

ZED.

Doug:

Oh, thank you very much. It’s not going to help, but I appreciate it. Okay, did you ever see Pulp Fiction? ZED?…

Male:

Zonal Employee Discount.

Doug Parker:

Okay, I’m sorry. I’m really too tired to be doing this. What?

Male:

Zonal Employee Discount.

Doug Parker:

Zonal Employee Discount. So the lowest fares that we can offer to other employees and we’re going to work and make sure that you have the ability to fly on the American system and they have the ability to fly on ours under those – under the lowest ZED fares that we’re allowed to put in place. So we’ll do that and then, of course, when we get to one airline, it’s free game. How we’re going to actually put the list together is an issue for another day. But we’ll have to work through that. American, I was told today by a lot of American employees, uses first-come-first-serve, which is what America West uses. Why would I bring this up? Anyway. I don’t know why I brought that up. So anyway, we’ll work through that, happily, at the right time. So I don’t know how that ends up. What else? Hi.

Questioner:

Hi. Do you know if their website is outsourced?

Doug Parker:

Is the American website outsourced? Sounds like a personal question. I don’t know the answer. Does anybody know? Internal or external?

Questioner:

Yeah, are they internal? Do they have an internal design team?

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Doug Parker:

It’s in-house. And it’s qualified with right now. So I don’t know what that means. It’s in-house. Yes.

Questioner:

Please correct me if I’m wrong, but I thought this morning that someone mentioned a billion dollars in synergy savings. Can you speak to whether that’s an analysis that’s already been done and the areas of the savings have already been identified, or is that like an estimate based on kind of past merger activities?

Doug Parker:

It’s the latter. It’s an estimate based on past merger activity. We know pretty well. I mean we’ve done ours, we’ve seen others, but it really – it comes down to things like this. The revenue side, what we know is, and our team’s really good. You know, people like Andrew Nocella and his scheduling team, if you tell them look, here’s the network we have today, here’s the network they have and put them together, we can now connect passengers. How much more revenue will we expect to attract? They can do an awfully good job of that, just like they did when we ran a new route. Because we have a lot of data, a lot of history that says there are this many people trying to get between those two points and now we’re going to take our fair share of it. That’s what most of it is, is revenue that we now get because we have a bigger airline, can take passengers to places that neither of us can do today. So that’s the vast majority of it is revenue.

And again, it’s what I just described, just having more connections. It’s also the fact that corporate travel cares very much about your ability to get – the way you sell corporations on travel, if I can get you to all these places and so, but if indeed we’re going to give you a discount, you need to use us almost exclusively. So and you can get a lot more companies to do that if you can take them to a lot more places, so it helps with the corporate travel.

And the third thing you can do, well, when you put those two airlines together you can now say, well, now that I have all these airplanes, I can do a better job of getting the exact right airplane on the right route where you can’t always do that with two smaller airlines. So those three tranches of what we call revenue synergies are $900 million of that billion. And we feel really – we feel highly confident about that, but it’s all modeling. We obviously – we haven’t put the two airlines together and flown it, but it’s all modeling we feel good about.

On the cost side, there’s only $100 million left, but that’s misleading because there’s about $500 million of cost savings that we think we’ll be able to get, which I’ll talk about, but that’s offset by $400 million of higher employee costs. When we put the two companies together, we are going to take a lot of our employees and raise them to the American levels and above and take some American employees and raise them through agreements we have with the unions on both sides, so that’s a $400 million cost that offsets $500 million in cost savings. And again, that’s an estimate, an estimate based on what we’ve seen in other mergers. The biggest pockets of that are

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

IT savings. Both of us obviously have systems for all sorts of things and we’re not going to need two systems. And most of those systems scale really easily, so you can eliminate one of the systems and not increase your costs at all, just saving – just eliminating a cost of one of the systems. So that’s a big savings.

There are some facility savings, even though I said we’re going to need all the people and the flying, the reality is in a place – Phoenix is a nice example – wherever American’s gates are, we probably won’t need those gates when we combine because we have enough for the flying they have today. We’ll move them into Terminal 4 and save whatever American is spending over in Terminal 3. So but so that’s a facilities savings even though you have the exact same number of airplanes flying. So that’s a savings as well.

And then the last one is management. There are – when you put these teams together, you don’t need all the management of both teams. So those three things add up, are the biggest tranches of [inaudible]. Keith, did I get them all? Okay. Thumbs up with Keith. Thumbs up from the reticent Keith Bush. Thanks. So anyway, that’s how – but they are absolute estimates. Good estimates. Of course, Keith did them, but they’re estimates.

Questioner:

US Airways having primarily a…

Doug Parker:

I’m sorry, oh hi.

Questioner:

….An Airbus fleet and American I think with Boeing, are we going to migrate towards one or the other or operate a mixed fleet?

Doug Parker:

We’re going to have a mixed fleet. We’re going to have one of everything, it appears. But look, that’s okay, we’re going to have a lot, we’re going to have – this is such a large fleet. It will be between what’s the – nearly 1000 mainline aircraft, over 900 airplanes, on a mainline fleet, another 500 in the express fleet, 1500 airplanes. So the real issue is what you don’t want to have is a lot of sub-fleets that are too small. We’re not going to have that situation. We’ve got – this is going to be a really big airline with a lot of airplanes and we’ll be able to put the right airplane on the right routes. But yeah, they already have – you’re right. We have been – we have mostly Airbus airplanes. But we obviously have our 7-6s and 7-5s. They have all the airplanes they have today, but they’ve also done an order for Airbus and Boeing airplanes. So all that’s going to be coming and it will – we’ll be customers of Airbus and Boeing for a long time to come. Yes.

Questioner:

Leaving the Star Alliance, is that an [inaudible]? Like in Germany we have two flights, daily flights and I don’t know if American has one or two.

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Doug Parker:

From where to where, Germany where?

Questioner:

Yeah, like Frankfurt.

Doug Parker:

Yeah, Frankfurt to where?

Questioner:

To the States, is that going to affect the leaving the Star Alliance, because right now Lufthansa it was kind of a lot of passengers [inaudible].

Doug Parker:

Right. Yeah, now one of the things, one of the other issues that happens here, which I hadn’t mentioned and I should have, is American is one of the founding members of oneworld and we’re going to be part of the American team, so we’ll be part of oneworld and we’ll be leaving Star. We’re very fond of the Star Alliance, think it’s a great alliance, but so is oneworld. I don’t think we lose or gain anything by being in one versus the other. The American team thinks we gain a lot by being in oneworld. We’ll find out, but we think they’re both great alliances. And moving from one to the other is not going to have a material impact on either our revenues or our customers, because there are so many airlines in both programs that serve the entire world. So oneworld has great coverage of Europe, obviously through British Airways, great coverage of Asia between JAL and Qantas and Cathay. So great partners that we’ll now be a part of and what it will, for our customers, the ability to get anywhere in the world very efficiently. If we don’t fly there, we’ll be able to get them there on one or our partners, which is Star provides for us today and oneworld will provide in the future. Hi. Hello, Cathy Overcamp.

Cathy Overcamp:

How are you?

Doug Parker:

I’m tired.

Cathy Overcamp:

Knowing that you are an avid Phoenix Suns fan…

Doug Parker:

Yes.

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Cathy Overcamp:

…do we foresee you changing your alliance to our rival, the Dallas Mavericks?

Doug Parker:

Frankly, as bad as the Suns are, I’m ready to change my alliance. No, no, I don’t – it’s certainly not going to happen overnight. I don’t know. No, we like – we love the Suns, we go to all the Suns games and my wife in particular is a huge fan, so I can’t imagine that happening. Plus she hates the Mavs, so it’s going to be really hard to switch. We’ll see. There’s one right here.

Questioner:

I think the biggest concern for people here is what’s going to happen to Phoenix’s hub. I know that’s a question you probably can’t answer, but…

Doug Parker:

No, I can answer that one. That one I’d like to answer and which is, again, we really have to be careful about talking about the future of flying because we never know for certain. But based on everything we know today, the Phoenix hub is going to be a huge part of the combined airlines. It’s going to be the primary West Coast connecting hub for this combined airline. American doesn’t have – they have an operation in LA that primarily connects to international flying, but nothing like we have here in Phoenix. And again, somebody help me, how many flights do we have in and out of Phoenix? Sorry? 268? I thought it was higher than that, but anyway, so, and American out of LA is well less than half of that. So they don’t use LA the way we use Phoenix in a large connecting operation. And this new airline will use Phoenix that way. So whatever the prospects were for Phoenix before this merger, which we thought were very good, the merger should only help because now we have the ability to fly even more places that wouldn’t have made sense necessarily for US Airways standalone, but would make sense once you combine the two airlines, and particularly some international flying routes. We’re going to have this large fleet of airplanes, we can fly more places. For a long time we’ve looked at adding flights from Phoenix internationally that we think would make sense, but just either haven’t had – they either weren’t the best use of the next airplane, or some other reason just didn’t seem to price out versus other alternatives. I think this will move Phoenix higher up on the list. So it’s good for Phoenix.

John McDonald:

268.

Doug Parker:

That’s exactly what I was told. Thank you.

Questioner:

All right, now I guess going back to the Star question, I know that you mentioned that we can’t really execute much of the merger because of the fact that it’s still not closed and it’s still subject to regulatory approval. Is the process of leaving Star already essentially kind of underway? Is that going to happen before close or is this just kind of pendent on the approval happening?

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Doug Parker:

Yeah, we have – where’s Andrew? We sent him somewhere, didn’t we? LA.

Robert Isom:

He went to LA.

Doug Parker:

So anyway, I’ll do my best, someone else can chime in. We need to extract ourselves from Star. There are – there’s a protocol for doing that, there’s a contract we have on how it needs to happen so that customers aren’t disrupted and we’ll follow that protocol. What I’m pretty certain and Andrew could help me with, is that we won’t start to do that until we close. We can’t start extracting ourselves, but we can start getting ourselves lined up so that it goes faster once we do. I sent a note to all the Star members today explaining to them what we announced today and what we think it means for our relationship with Star and just committed that we want to work with them to figure out the best way to do this for all of our customers. And this happens a lot, as you might imagine, in these alliances, where someone mergers with another airline who is outside. So this is not something that hasn’t been done before and we’ll figure out how to work through it. Hi.

Questioner:

Hi. Doug, we have a lot of capital-based IT projects that are scheduled out for the remainder of this year. How are we going to try to incorporate those so that we don’t waste money moving, changing terminal locations, moving into Star alliance areas in Europe when we’re just going to back out of those within six months?

Doug Parker:

Yeah. Thank you, that’s a good question. We’ll need to go through all of those and make sure if there’s anything that we’re doing that really this changes the – this changes the justification for. I think those will be few and far between. I mean, again, what you describe sounds like something maybe we would, but the vast majority of the capital that we are working on today, while they’re long-term projects, they make sense for US Airways or they make sense for US Airways as part of another carrier, certainly on the integration path that I talked about. So we will need to go look and make sure that – we certainly don’t want to spend money on projects that the day we close we wish we hadn’t spent. But like I say, I think it’s going to be few and far between. The real message for most all of us and for most all the capital we’re going to spend is business as usual. What I can tell you for certain is we’re not going to stop spending capital at US Airways because we didn’t think we should spend capital now and we’re going to wait until we get these airlines merged. That makes no sense. We’re going to need all the facilities we have, we’re going to need all the aircraft, everything I keep saying that we’re going to need. So we’re going to keep investing in all those facilities and aircraft, as we should. So our – as we look at this, we certainly

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

did not go say it’s going to help us reduce our capital budget between now and when we close. My expectation is we’ll spend exactly the same amount. It may be on slightly different projects when we go through and look at some of the things like you’re talking about. So we’ll need to do that with our IT team and with the management team. But like I say, I don’t think there’s a lot of that stuff, but you might know better than I do. Hi.

Questioner:

Good afternoon. Today is Valentine’s Day and so just a reminder to stop by CVS on your way home.

Doug Parker:

[inaudible]

Questioner:

But there’s another Dallas-based airline that considers today to be their day, and about a year from now the Wright Amendment’s going to be lifted and there’s going to be a whole lot of hoopla about that. Can you talk about the competitive scenery a year from now, in that regard?

Doug Parker:

Yeah, we – Southwest is obviously a great competitor that we know well, and they are going to be able to do more out of Love Field than they do today. As they continue – as the Wright Amendment continues to get phased out. But I don’t think that’s going to be a major – have a major impact on this large airline we’ve now created. It will certainly, it will have impact, but nothing that we looked at and thought oh, this is something we’ve really got to be worried about. But I do think what it means is you need to go do everything you can to make yourselves as strong as you can and that’s what we’re doing with this. But like I say, it’s – I think Southwest should be able to fly to all those places out of Love Field. They’re going to be able to, but it’s going to pale in comparison to what this airline is going to be able to do out of DFW and in terms of the number of places we’re going to fly and the kind of product we’re going to produce out of Dallas.

John McDonald:

Doug, there’s several questions about Express and American Eagle and the relationships between our current Express operations and what it might look like with Eagle.

Doug Parker:

Yeah, another one of the ones that is harder to give specifics on, other than to say again, that we’re going to need all the airplanes we have, we’re going need all the flying we have. That means we’re going to need all the feed we have. So I think we don’t – none of this contemplates doing anything about the amount of feed that exists between the two carriers today, being reduced when you put this airlines together. In terms of corporate structure, I mean I know American has worked – has gone a long way in the past about talking about possibly spinning out

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Eagle. We have a variety of arrangements with a couple that we own, several that we just have marketing relationships with. So how we – how that all sorts out is something we’re going to need to address over time, and it will be over time because those are long-term agreements. But my expectation would be at time of merger and for some extended period thereafter, all those agreements will remain in place and we will need all those airplanes, all those regional jets to feed the mainline systems as they’re doing today.

John McDonald:

There’s been a lot written about your relationship with Tom. You’ve had a lot of opportunity to meet employees today…

Doug Parker:

Far too much, by the way, particularly this is Valentine’s Day and we dressed the same.

John McDonald:

You’ve had an opportunity to meet a lot of American employees today. Tell us about your impressions of them and what, maybe what’s the most surprising thing you learned.

Doug Parker:

I don’t do impressions. God, I’ve really got to get off this stage. Anyway, again, I started my career at American and I know a lot of the people still there. It’s a great organization with great people who I think a lot of and I think the more that you all get to know them, the more you’ll feel the same way. It feels like being in this room. I mean it’s no different. They’re highly professional people who care a lot about their airline, who are really proud of their airline, who take their jobs seriously, who want to make sure they are doing everything they can to get people safely from point A to point B every day and for management people, making sure they’re doing what they need to do their jobs so that the frontline employees can do theirs. And so anyway, it didn’t feel dramatically different from being here. It’s a great group of people that I think we’re all going to enjoy working with. They’re extremely excited, by the way. I received a very favorable welcome there. It was really nice and much appreciated. They’re fired up about this, which again, something I think all of you should be proud of. There was a day when American Airlines might have thought oh my gosh, US Airways, what are we gonna do – not valid, by the way, but it existed, where the people at American Airlines would have said US Airways is an airline we may not be that excited about being paired with. They’re excited as can be, because they know what’s happened to their airline over time and they know what we’ve done here, and they’re excited about the prospects of working together to build American back to being what it used to be.

Questioner:

Doug, what will be the process for selecting the members of the new Board of Directors?

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Doug Parker:

So the way it’s structured, we – there will be a Board of twelve people, four of which will come from the US Airways Board that we can select, so that the US Airways Board will nominate four people and they’re going to be on the Board. That leaves 8 other – one of those will be me. And that leaves eight others that come, three from the existing AMR Board, one of which is Tom, so Tom plus two others, and – how many are left? Of course, five. And the remaining five are nominated by the Creditors Committee or the – and we’re owned by shareholders, American right now is owned by creditors. There’s a group of people that they’ve formed a committee, a search committee that’s going to go look for directors. And they will do that. So that’s how the last five will be determined. They’ll go on a search. We’re going to have input into that. I’m personally going to get to have input into that. So look, I think it’s going to be – it’s going to work out I think to be a really good Board, a combination of ours, which is very good, a combination of American, which is very good, and then some new fresh insights from outside that I think will result in a really strong Board, and one that’s – what’s good about it is it’s new. What American needs, what we’re going to need as we put these airlines together, is just to start looking forward and a fresh start and get moving forward. And the Board, I like the fact that the Board’s going to be comprised of people, many of whom have no preconceived notions and all they’re doing is looking forward. I think that’s – I think that will serve us well. Anyone – and Tom will leave at the first annual meeting next year and then we’ll go down to eleven, eleven Board members when Tom resigns. What else? Hmm. Anything else John?

John McDonald:

Lots of questions about benefits and passes and all the sorts of things that mean most to folks.

Doug Parker:

And that I can’t answer. Do you have a question that I can answer? Look, John’s looking for a question I could answer. Oh, here’s a question in the room.

Questioner:

Has a decision been made on whether we’re going to stay with SHARES or go with American’s system?

Doug Parker:

No, we haven’t done that. I’ll tell you though what we’ve been telling people, what I think is right. People ask, gee, what did you learn from US Airways/America West? What do you think of what’s going on in Continental/United is different from Delta/Northwest. And again, if Robert were here, he can do this better – is he in…?

Audience Member:

He’s here.

Doug Parker:

Oh good. I’m going to let Robert talk. Great. No seriously, why don’t you answer this because Robert does a nice job of explaining his views of how we should go about thinking about the integration.

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Robert Isom:

Doug did a very nice job earlier today with the same question and so he stuck to the script fairly well. So now when it comes to any systems, whether it’s res or maintenance control systems, flight-out systems, I think something to keep in mind is just the complexity of trying to train and trying to migrate an entire company. And so we’ve got to keep it in mind that look, US Airways is about what, half the size of American? So when you take a look at all the employees. Good thing is, we’re used to having a lot of change, we’re used to systems being migrated in and out and we have some recent experience. So the way we look at things is we want to disrupt as few of our passengers as possible and certainly make things as easy as possible on the majority of our employees. And generally that means adopting the larger carrier’s systems. Now it doesn’t extend – there are many things that we won’t, that we’ll go and take a look to find the best of both in terms of processes and things like that. But to get an integration started, I think that we do need to be mindful of taking care of our customers first and then second, making sure our employees go through as little disruption as is possible. So stay tuned. One of the things that Doug said this morning though is that there’s exceptions to every rule and so we will absolutely do an evaluation of just about every system, every process to make sure that we’re doing what’s right for the company in the long run.

Doug Parker:

Thanks Robert.

Robert Isom:

Yep.

Doug Parker:

Hi.

Questioner:

[inaudible]…now or is it that we have to wait until close?

Robert Isom:

Well, I think what Doug has said is that we’re going to start down the integration path as soon as possible on those things that we can work on, those things that don’t impact competition as we’re standalone carriers. But the integration planning process will start. Doug and Tom will start assembling teams to start taking a look at things. And we should have a pretty good idea on many of things by the time we get to the close of the merger, and…

US Airways, Inc.

57801 - Webcast Private Event

February 14, 2013

Doug Parker:

Yep, so the evaluation will begin very shortly now. We haven’t gotten that far today, but we’ll – we won’t let people rest very long. So early next week we’ll get teams together and start working on evaluating things like this, so that we know by the time we close which direction we want to head.

John McDonald:

Doug, will there be an opportunity to expand in Asia?

Doug Parker:

Absolutely. Again, here even in Phoenix, I think there are opportunities, certainly they’re enhanced by putting the two airlines together. American has some ability, once we put each airline together, I think, for some increased flying to Asia out of both LA and Dallas. So I think there’s a lot of opportunity for increased service to Asia. What else? It’s 6:15 on Valentine’s Day night. I know you guys have loved ones to get to and I count myself amongst one of those. So I’m happy to stay here and ask questions if you have them. I’m not going to make you stick around. Anyway, anything else anybody has?

Okay, well, look, let me just say again how proud I am of all of you for getting us this point, and thankful for all you’ve done, and really appreciate all your support. And I wish I could give you a little more certainty. I know it’s something we’ll all have to work through together. All I ask is don’t make any rash decisions, okay? Because this is going to be a long time coming. We’re going to go through it and make sure we do it right. We don’t actually move slowly as you all know, but there’s no way to do this really fast, so we’ll make sure we do it right. So take your time. We’ll make sure that everyone understands what their situation is and there’s plenty of time to decide what works for them, and so stick with us, wait ’til you know more if you can. Certainly it’s all up to you personally. I understand. But do what you – I would just encourage you not to make any rash decisions. I’ve seen that happen before and people have wished they hadn’t. So we’ll work through this together and I think it’s going to be fantastic. So thank you all very much.

END

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and

AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.